

150101



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
(signature)	**20140346908-07**
Ross Miller	Filing Date and Time
Secretary of State	**05/12/2014 8:00 AM**
State of Nevada	Entity Number
	E0868222007-5

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For
Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

XUN ENERGY, INC.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

"RESOLVED, that pursuant to authority vested in the Board of Directors of the Corporation by Article 3 of the Corporation's Certificate of Incorporation, out of the total authorized number of 50,000,000 shares of preferred stock, par value $0.0001 per share (the "Preferred Stock"), there shall be designated a series of 750,000 shares which shall be issued in and constitute a single series to be known as "Series B Preferred Stock") . The relative rights, preferences and limitations of the Series B Preferred Stock are set forth below:

(1) General. All shares of Series B Preferred Stock shall be identical with each other in all respects. All shares of Series B Preferred Stock shall be of such rank as to any other outstanding series of Preferred Stock, if any, of the Corporation as to dividends, voting rights, distributions upon liquidation, dissolution or winding up and redemption as shall be provided herein and in the resolutions of the Board of Directors of

3. Effective date of filing: (optional)   MAY 12, 2014

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)



X‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

Certificate of Designation For Series B Preferred Stock

"RESOLVED, that pursuant to authority vested in the Board of Directors of the Corporation by Article 3 of the Corporation's Certificate of Incorporation, out of the total authorized number of 50,000,000 shares of preferred stock, par value $0.0001 per share (the "Preferred Stock"), there shall be designated a series of 750,000 shares which shall be issued in and constitute a single series to be known as "Series B Preferred Stock") . The relative rights, preferences and limitations of the Series B Preferred Stock are set forth below:

(1) General. All shares of Series B Preferred Stock shall be identical with each other in all respects. All shares of Series B Preferred Stock shall be of such rank as to any other outstanding series of Preferred Stock, if any, of the Corporation as to dividends, voting rights, distributions upon liquidation, dissolution or winding up and redemption as shall be provided herein and in the resolutions of the Board of Directors of the Corporation creating such other series of Preferred Stock.

(2) Number. The Series B Preferred Stock shall consist of 750,000 shares, as may be increased or decreased from time to time by the Board of Directors, in accordance with the authority contained in the Certificate of Incorporation, in respect of any unissued shares of such Series, provided that the aggregate number of shares constituting the Series B Preferred Stock, together with all other series of Preferred Stock, shall in no event exceed the aggregate number of shares of Preferred Stock authorized in the Certificate of Incorporation.

(3) Conversion.

(i) Optional Conversion. Each outstanding share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, without payment of any additional consideration, at any time and from time to time, into shares of the Corporation's Common Stock at the rate (the "Conversion Rate") of 0.000093333333333% for each one (1) share of Series B Preferred Stock held relative to the holders of common stock on a fully dilutive basis, subject to adjustment as provided for in subparagraph (iv) below. The date the Corporation receives the notice of conversion, stock certificates and other documents in proper form in accordance with subparagraph (iii) below shall be referred to herein as the "Conversion Date."

(ii) Mandatory Conversion. Immediately prior to the consummation (the "Closing Date") of any consolidation or merger of the Corporation with another corporation or other entity in which the Corporation is not the survivor, or sale, transfer or other disposition of all or substantially all of the Corporation's assets to another corporation or other entity (excluding a transaction pursuant to which a holding company structure is created and the stockholders of the Corporation immediately prior to the Closing Date hold at least an aggregate of 80% of the outstanding voting capital stock of the created holding company immediately after the Closing Date), all shares of the Series B Preferred Stock then outstanding shall automatically be converted into such number of shares of Common Stock as is determined by the Conversion Rate then in effect. The Corporation shall use its best efforts to give notice to the holders of the Series B Preferred Stock prior to the Closing Date of the proposed transaction and of the likelihood of mandatory conversion of their shares of Series B Preferred Stock.

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(iii) Non-Mandatory Conversion. The holder of the Series B Preferred Stock shall not be required to convert prior to the consummation (the "Closing Date") of any consolidation or merger of the Corporation with another corporation or other entity in which the Corporation is not the survivor when the merger with another corporation or other entity results in a change of domicile by way of the surviving Corporation.

(iv) Mechanics of Conversion. In order for a holder of the Series B Preferred Stock to convert his shares of Series B Preferred Stock, whether upon optional conversion or mandatory conversion, such holder shall surrender the stock certificate or certificates for such shares of Series B Preferred Stock at the principal office of the Corporation (or such other address as the Corporation shall direct) together with a completed and executed Notice of Conversion in the form attached hereto setting forth the number of shares to be converted and the name(s) of the persons in which such holder wishes the stock certificate(s) for the shares of Common Stock (or other securities or consideration on a mandatory conversion) to be issued. If required by the Corporation, the certificate(s) of Series B Preferred Stock surrendered for conversion shall be endorsed or accompanied by a written instrument of transfer, and such representations of the holder or his nominee or transferee regarding the conversion and issuance of the shares of Common Stock (or other securities or consideration on a mandatory conversion), in form and substance satisfactory to the Corporation. The Corporation shall, as soon as practicable after receipt of duly executed documents for the conversion, issue and deliver, or cause to be issued and delivered, to such holder of the Series B Preferred Stock, or to his nominee or transferee, a stock certificate for the number of whole shares of Common Stock (and any shares of Series B Preferred Stock represented by the stock certificate(s) delivered to the Corporation by the holder thereof which are not converted into Common Stock) or, in the event of a mandatory conversion, such other securities or consideration issuable upon conversion in accordance with the provisions of the transaction resulting in the mandatory conversion. The stock certificate for the securities issued upon conversion shall have such restrictive legends thereon and stop transfer orders against them as the Corporation reasonably believes are required for the issuance to be in compliance with an applicable exemption from the registration provisions of the Securities Act of 1933, as amended.

(v) Adjustment. Notwithstanding anything contained in subparagraph (i) above to the contrary, in the event of a stock split (forward or reverse), stock dividend, reorganization, recapitalization, reclassification, exchange or other event affecting the Common Stock or the Series B Preferred Stock, the Board of Directors of the Corporation shall make an equitable adjustment in the Conversion Rate or the nature of the securities issuable on conversion, if necessary, to reflect such event in order to preserve the foregoing Conversion Rate. The provisions of this subparagraph shall apply to successive stock splits, stock dividends, reorganizations, recapitalizations or other events affecting the Common Stock or the Series B Preferred Stock. If any event occurs of the type contemplated by the provisions of this subparagraph (iv) but not expressly provided for by such provisions, then the Corporation's Board of Directors will make an appropriate adjustment in the Conversion Rate so as to protect the holders of the Series B Preferred Stock. Whenever the Conversion Rate and/or the securities issuable upon conversion is adjusted as herein provided, the Corporation shall give notice by first class mail or similar delivery to the holders of the Series B Preferred Stock of such adjustment setting forth the new Conversation Rate and the number of shares of Common Stock

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(or other securities) issuable upon conversion and a brief statement of the facts requiring such adjustment and the computation by which such adjustment was made.

(vi) No Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series B Preferred Stock. In lieu of fractional shares, the number of shares of Common Stock issuable upon conversion shall be rounded up or down to the nearest whole share of Common Stock.

(vii) Effect of Conversion. All shares of Series B Preferred Stock which are converted as provided in this paragraph (3) shall no longer be deemed to be outstanding as of the Conversion Date or the Closing Date, as applicable, and all rights with respect to such shares shall forthwith cease and terminate except for the right of the holders thereof to receive shares of Common Stock or other consideration issuable upon the conversion, and such shares of Series B Preferred Stock shall return to the status of authorized but unissued Preferred Stock of no designated series, and shall not be issuable by the Corporation as Series B Preferred Stock, and the Corporation may thereafter take such appropriate action as may be necessary to reduce accordingly the authorized number of shares of Series B Preferred Stock.

(viii) Reservation of Shares. The Corporation shall at all times when the Series B Preferred Stock is outstanding reserve and keep available out of its authorized but unissued shares of Common Stock, for the purpose of effecting the conversion of the Series B Preferred Stock, such number of shares of its duly authorized Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock. In the case that the unissued shares of Common Stock is less than the effecting conversion of the Series B Preferred Stock, the voting rights of the Series B Preferred Stock shall not be diminished and the voting rights of the Series B Preferred Stock shall be relative to the holders of common stock on a fully dilutive basis as though the unissued common stock is unlimited.

(4) Voting Rights

(i) Generally. Except as set forth in subparagraph (ii) below, (A) the holder of each issued and outstanding share of Series B Preferred Stock shall have the right to cast a vote of 0.000093333333333% for each Series B Share held relative to the holders of common stock on a fully dilutive basis on every matter duly brought before the holders of Common Stock at all meetings of stockholders of the Corporation (and written actions of stockholders in lieu of a meeting) to be held prior to the Conversion Date; and (B) except as provided by law or by the provisions establishing any other series of Preferred Stock, the holders of Series B Preferred Stock and the holders of Common Stock shall vote together as one class on all matters submitted to a vote of the stockholders of the Corporation.

(ii) Separate Vote. The holders of a majority of the outstanding shares of Series B Preferred Stock, voting as a separate class and having one vote per share (whether at a meeting duly called or by written consent), shall be required to approve any amendment of the terms and conditions of the Series B Preferred Stock; provided the designation of any other series of Preferred Stock shall not be deemed an amendment of the terms and conditions of the Series B Preferred Stock.

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(5)   Dividends. The holder of each issued and outstanding share of Series B Preferred Stock shall have the right to participate in all dividends or other distributions declared with respect to the Common Stock, or any other class of stock junior to the Series B Preferred Stock as to dividends or distributions on an as converted to Common Stock basis (other than dividends and distributions payable solely in shares of Common Stock or other class of stock junior to the Series B Preferred Stock as to dividends), as determined on the date on which any such dividends are declared.

(6)   Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (a "Liquidation"), the holders of the Series B Preferred Stock shall be entitled to participate together with the holders of the Common Stock on a basis as though each outstanding share of Series B Preferred Stock was converted into Common Stock at the Conversion Rate in effect on the date the Liquidation takes place. Neither the consolidation or merger of the Corporation into or with another corporation or entity, nor the sale, lease or exchange of all or substantially all of the Corporation's assets, shall be deemed a Liquidation for purposes of this paragraph (6).

(7)   Redemption. The holders of the Series B Preferred Stock shall have no right to require the Corporation to redeem all of any part of their shares of Series B Preferred Stock.

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